EXHIBIT 99.1

Loncor Resources Inc.

PRESS RELEASE

LONCOR’S REGISTRATION STATEMENT NOW EFFECTIVE AND
TRADING ON NYSE AMEX TO COMMENCE IMMEDIATELY

Toronto, Canada – April 27, 2011- Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to announce that its common shares have been authorized for listing on the NYSE Amex in New York.  The shares will begin trading on the NYSE Amex on Wednesday, April 27, 2011 under the trading symbol "LON".  The Company will retain its primary listing on the TSX Venture Exchange under the trading symbol "LN".

The Company’s registration statement filed with the United States Securities and Exchange Commission is now effective and trading will commence this morning.

Loncor is a gold exploration company with two projects in the Democratic Republic of the Congo: the Ngayu and North Kivu projects.  For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.